BP 3/2

10028162

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEGATE SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WEST 40TH STREET, FOURTH FLOOR
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN OSTROFSKY 212-382-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, STEVEN OSTROFSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLEGATE SECURITIES LTD., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH LEVY
Notary Public, State of New York
No. 01LE6102747
Qualified in Kings County
Commission Expires 12/08/20 11

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2009

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 24, 2010

MIDDLEGATE SECURITIES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$	525,904
Securities owned, at fair value		173,812
Receivable from clearing broker, net		2,845,769
Loans receivable from affiliates, including accrued interest of $29,506		7,494,834
Prepaid income taxes		96,416
Prepaid expenses and other current assets		51,144
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $1,161,152		58,811
Restricted collateral deposit		60,000
Security deposits		21,758
Total assets	$	11,328,448

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses payable	$ 250,973
Deferred rent payable	200,876
Total liabilities	451,849
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	400,000
Retained earnings	10,476,599
Total stockholders' equity	10,876,599
Total liabilities and stockholders' equity	$ 11,328,448

MIDDLEGATE SECURITIES LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 7,763,600
Principal transactions	22,221
Interest and dividends	388,008
Total revenues	8,173,829
Expenses:	
Employee compensation and benefits	4,263,916
Transaction and clearance fees	932,543
Charitable contributions	666,926
Other operating expenses	598,861
Rent and utilities	259,725
Professional fees	306,873
Communication and information systems	341,683
Bad debt expense	383,629
Depreciation and amortization	31,943
Total expenses	7,786,099
Income before provision for income taxes	387,730
Provision for income taxes	76,087
Net income	$ 311,643

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2009	$ 400,000	$ 11,119,400	$ 11,519,400
Net income for the year ended December 31, 2009		311,643	311,643
Less distributions to stockholders		(954,444)	(954,444)
Balance at December 31, 2009	$ 400,000	$ 10,476,599	$ 10,876,599

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income	$	311,643
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization		31,943
Deferred rent payable		(11,856)
Bad debt expense		383,629
Changes in assets and liabilities:		
Securities owned, at fair value		65,143
Receivable from clearing brokers, net		(440,173)
Interest receivable		235,199
Prepaid income taxes		(5,091)
Prepaid expenses and other current assets		408,561
Retirement plan contributions payable		(312,454)
Accrued expenses payable		27,983
Net cash provided by operating activities		694,527
Cash flows from investing activities:		
Purchase of fixed assets		(1,495)
Net cash used in investing activities		(1,495)
Cash flows from financing activities:		
Net decrease in loans receivable from affiliates		71,413
Net decrease in due to stockholders		(400,000)
Net cash used in financing activities		(328,587)
Increase in cash		364,445
Cash at beginning of year		161,459
Cash at end of year	$	525,904

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company), a New York State S Corporation, is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principal transactions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income (loss). New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Deferred income taxes arise from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred taxes were immaterial at December 31, 2009.

The open years subject to tax audits varies depending on the tax jurisdictions. In major jurisdictions, with few exceptions, the Company is no longer subject to income tax audits by taxing authorities for years before 2006.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. In addition, the Company maintains securities accounts with its clearing broker; these accounts contain significant cash balances (See Note 4).

The Company maintains its cash balances and temporary cash investments with two banking institutions. The Company does not believe there is any significant risk with respect to its bank deposits.

Loans receivable from the various variable interest entities represent significant concentrations (See Note 6).

Management does not expect any loss to result from any of its concentrations of credit risk.

For the year ended December 31, 2009, approximately 25% of commission revenues were derived from one customer.

4) RECEIVABLE FROM CLEARING BROKER:

The Company has an agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, to act as its clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2009, is a deposit of $100,000 required by NFS for operating the accounts. (See Note 8 (b))

5) **SECURITIES OWNED:**

The Company's marketable securities are recorded at their fair value based on quoted market prices at December 31, 2009. Since there are quoted prices (unadjusted) in active markets for identical assets, these marketable securities are considered to be Level 1 items in accordance with GAAP.

Marketable securities owned consist of trading and investment securities, as follows:

Municipal bonds	$	5,342
Corporate stocks		168,470
	$	173,812

6) **RELATED PARTY TRANSACTIONS:**

Loans Receivable from Unconsolidated Variable Interest Entities – From 1995 through 2009 the Company advanced funds to the following variable interest entities (VIEs) that are affiliated through common ownership:

	Date of Inception	Type of Business	Loans Receivable at December 31,2009
Middlegate HCV5 Ventures, LLC	6/11/98	Investment Holdings	$ 131,685
Middlegate HCV6, LLC	6/26/00	Investment Holdings	676,363
Middlegate Ventures, LLC	6/23/00	Investment Holdings	6,648,919
Other entities	Various	Various	37,867
			$ 7,494,834

The loans bear interest based on the Short Term Applicable Federal Rate, have no definitive due date and are personally guaranteed by the respective members of the affiliated limited liability company, pro-rata to their membership interest in the entity. For the year ended December 31, 2009, the effective annual interest rates were .76%. Interest income for the year ended December 31, 2009 with respect to these loans totaled $59,524.

These VIEs are included in the scope of GAAP relating to Consolidation of Variable Interest Entities; however, the Company has determined that it is not the primary beneficiary of any of the entities and therefore they do not require consolidation in the Company's financial statements. The VIEs have no debt with other third parties with the exception of a single VIE

that is obligated to third parties, including a bank, in the amount of $19,409,208 at December 31, 2009, which is fully secured by the VIE's assets. The Company has not issued any guarantees relating to the VIEs; however, certain stockholders of the Company have issued guarantees for a VIE related to a bank loan in the amount of $8,818,132 at December 31, 2009. The Company's maximum exposure to loss would be limited to the loans it made to the VIEs plus the credit exposure it has on a sublease to a VIE (See Note 8(a)(ii)). The VIEs have total assets at December 31, 2009 of approximately $27,218,000 (unaudited).

Leases - See Note 8(a)(i) and (ii).

7) RETIREMENT PLAN:

The Company maintains a deferred compensation plan for its eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The Company did not elect to make contributions to the plan for 2009.

8) COMMITMENTS:

a) Leases -

i) The Company leases its New York City office under a lease that expires on May 31, 2016. In accordance with the lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of an equal amount. The lease provides for rent abatement for the initial year of the lease term and requires monthly payments of $20,280 through May 2011 and $22,360 from June 2011 through May 2016. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with GAAP, the minimum rental payments due over the lease term are being amortized on a straight line basis at $19,292 per month over 120 months. Deferred rent payable reflected in the Statement of Financial Condition represents the unamortized portion of the amount generated by the straight-line procedure. In addition, the Company subleases a portion of the premises to a VIE on an informal month to month basis. The sublease income was $48,000 for the year ended December 31, 2009.

ii) The Company leases additional office space pursuant to an operating lease agreement expiring April 2010. The lease requires monthly rental payments of $20,746 per month and is subject to certain escalations in real estate taxes and certain operating expenses over the base year. The entire space is subleased on an informal month to month basis to a VIE. The rent charged to the VIE equals the Company's rent obligation to the landlord resulting in the rent expense being fully offset by the sublease rental income. In connection with the sublease arrangement with the VIE, the Company is holding security deposit totaling $8,298 at December 31, 2009.

iii) In September 2009, the Company's annual lease for storage space was extended for an additional nine months to June 30, 2010 with a reduced annual base rent from $12,150 to $9,720. The lease requires a security deposit of $1,013.

The following is a schedule of future minimum lease payments as of December 31, 2009:

Year Ending December 31,	Amount
2010	$ 284,852
2011	257,920
2012	268,320
2013	268,320
2014	268,320
Thereafter	380,120
	$ 1,727,852

Rent expense for the year ended December 31, 2009 totaled $232,888 and is reflected net of sublease rental income of $358,141.

b) Clearing Agreement - The Company has a clearing agreement with NFS that expires on October 31, 2011. In the event the Company terminates the agreement with NFS prior to the expiration date, the Company is required to pay $40,000 per month for the remaining term of the agreement.

9) REGULATORY REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii). At December 31, 2009, the Company's net capital of $3,068,205 exceeded minimum requirements by $2,818,205.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

10) CASH FLOW INFORMATION:

(a) Cash payments for income taxes for the year ended December 31, 2009 were $79,728.

(b) Noncash investing and financing activities:

In 2009, the stockholders of the Company personally assumed $954,444 of loans due from certain affiliates and their members, which was treated as distributions to them by the Company.

11) SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 24, 2010, the date that this report was available for issuance, and has taken those events into consideration for disclosure or recognition.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Net capital:		
Total stockholders' equity		$ 10,876,599
Deduct: Non-allowable assets		
Loans receivable from affiliates, including interest of $29,506	$ 7,494,834	
Prepaid income taxes	96,416	
Prepaid expenses and other current assets	51,144	
Furniture, equipment, computer software and leasehold improvements, net	58,811	
Restricted collateral deposit	60,000	
Security deposits	21,758	7,782,963
Net capital before haircuts		3,093,636
Deduct haircuts on securities		
Municipal bonds	160	
Corporate stock	25,271	25,431
Net capital		3,068,205
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 2,818,205

There are no material differences between the net capital reflected above and the net capital reflected in the Company's unaudited Form X-17 A-5 Part IIA filling as of December 31, 2009.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 24, 2010

REPORT ON SIPC ASSESSMENT RECONCILATION REQUIRED BY SEC RULE 17A-5(e)(4)

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Middlegate Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating Middlegate Securities Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Middlegate Securities Ltd.'s management is responsible for the Middlegate Securities Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12/09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-39031 FINRA Dec-09

MIDDLEGATE SECURITIES LTD

8 WEST 40TH STREET

NEW YORK NY 10018-3902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOWARD SPINDEL 212-897-1688

2\. A. General assessment (item 2e from page 2 but not less than $150 minimum) $ 14,402

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,523)

12/20/2008 AND 07/09/2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 8,879

E. Interest computed on late payment (see instructions E) for ______ days at 20% per annum -

F. Total assessment and interest due (or overpayment carried forward) $ 8,879

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 8,879

H. Overpayment carried forward $(-)

3\. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

MIDDLEGATE SECURITIES LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ________________, 20 ____.

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.			
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 6,734,677
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
	(2) Net loss from principal transactions in securities in trading accounts.		-
	(3) Net loss from principal transactions in commodities in trading accounts.		-
	(4) Interest and dividend expense deducted in determining item 2a.		-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
	(7) Net loss from securities in investment accounts.		-
	Total additions		-
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		185,111
	(2) Revenues from commodity transactions.		-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		732,745
	(4) Reimbursements for postage in connection with proxy solicitation.		-
	(5) Net gain from securities in investment accounts.		2,040
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
	RENTAL INCOME		36,000
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 17,934.00	
	Enter the greater of line (i) or (ii)		17,934
	Total deductions		973,830
2d.	SIPC Net Operating Revenue		$ 5,760,847
2e.	General Assessment @ .0025		$ 14,402

(to page 1 but not less than $150 minimum)

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS